                                                                              NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION, INC. REPORTS 2012 FOURTH QUARTER AND YEAR-END RESULTS
Conference Call at 4:30 p.m. Eastern, Monday, March 18, 2013

JACKSONVILLE, Fla.  March 18, 2013 -- ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, reported results for the three months and year ended December 31, 2012.

2012 Business Highlights and Recent Developments

•
The recent Markman order, or claim construction ruling, in ParkerVision’s patent infringement litigation against Qualcomm resulted in the adoption by the court of more than 90% of ParkerVision’s proposed terms.

•	All of Qualcomm’s counterclaims of patent unenforceability due to alleged inequitable conduct have been dismissed by the court and/or dropped by Qualcomm.

•
Entered into development agreement with baseband partner for the delivery and on-going support of interfaces between ParkerVision RF chips and CDMA baseband processors needed to support the adoption of ParkerVision RF chipsets into OEM‘s mobile handset products.

•
Engaged intellectual property firms to assist ParkerVision in evaluating the current and future use of its patented technology in a variety of products and industries and in assisting the company with the exploration of additional business opportunities.

•	Awarded twenty-three new patents and filed 27 new applications in 2012. As of December 31, 2012, the Company held 211 U.S. and foreign patents.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “In 2012, we worked with some of the most highly regarded IP experts to better understand how the innovations we have developed and protected are enabling a wide range of wireless products across a number of industries. With this understanding we are exploring various ways of developing business relationships and revenue for ParkerVision.  We also worked closely with our patent litigators as our infringement case against Qualcomm progressed through a number of key events and rulings in preparation for trial in October. The agreement we entered into with our CDMA baseband partner enables us to continue pursuing adoption of our RF chips into products designed and built by their OEM handset customers. Collectively, these activities position ParkerVision for meaningful progress in 2013.”

Fourth Quarter and Fiscal Year 2012 Financial Results

•	Net loss in the fourth quarter of 2012 was $6.2 million, or $0.07 per common share, as compared to a net loss of $3.9 million, or $0.06 per common share for fourth quarter of 2011.

•	Net loss for the year ended December 31, 2012 was $20.3 million, or $0.27 per common share, as compared to a net loss of $14.6 million, or $0.24 per common share, for the year ended December 31, 2011.

•	Cash used in 2012 was $15.9 million as compared to $12.1 million for 2011. Cash use in 2012 included $14.7 million for operations and $1.2 million invested in patents and other long-lived assets.

•	The Company generated $18.9 million in cash in 2012 from the sale of equity securities including the exercise of outstanding warrants and options.

•	Cash and available for sale securities as of December 31, 2012 was $8.3 million.

The increase in net loss, for both the quarterly and annual periods, is the result of increased professional fees and increased non-cash share-based compensation expense.  On an annual basis, professional fees increased approximately $2.8 million and share-based compensation expense increased approximately $2.1 million when compared to fiscal 2011. The increase in professional fees is primarily the result of increased legal fees and expenses related to our patent infringement litigation against Qualcomm.

Conference Call

The Company will host a conference call and webcast on Monday, March 18, 2013 at 4:30 p.m. Eastern for a discussion of its 2012 year-end financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference call will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2012. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:

Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

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(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (in thousands except, for per share amounts)

       (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011

Service revenue	$0	$0	$0	$0
Cost of goods sold	0	0	0	0
Gross margin	0	0	0	0

Research and development	2,489	2,060	8,448	8,423
Marketing and selling	462	432	1,638	1,450
General and administrative	3,247	1,452	10,297	4,802
Total operating expense	6,198	3,944	20,383	14,675

Interest and other income and interest expense	24	32	61	102

Net loss	$(6,174)	$(3,912)	$(20,322)	$(14,573)

Basic and diluted loss per common share	$(0.07)	$(0.06)	$(0.27)	$(0.24)

Weighted average shares outstanding	82,887	67,358	75,999	60,039

Balance Sheet Highlights (in thousands)	December 31, 2012	December 31, 2011
Cash and available for sale securities	$8,340	$5,240
Prepaid and other current assets	977	782
Property and equipment, net	404	351
Intangible assets, net	8,978	9,004
Other assets	21	465
Total assets	$18,720	$15,842

Current liabilities	$2,142	$1,363
Long term liabilities	57	138
Shareholders’ equity	16,520	14,341
Total liabilities and shareholders’ equity	$18,720	$15,842

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